EXHIBIT 99.1

Brookfield Asset Management Ltd. Sets Fourth Quarter 2023 Results Conference Call

BROOKFIELD, NEWS, Jan. 18, 2024 (GLOBE NEWSWIRE) -- Brookfield Asset Management Ltd. (NYSE: BAM, TSX: BAM) is set to publish its financial results for the fourth quarter 2023 on Wednesday, February 7, 2024, prior to 7:00 a.m. (EST). These results will be made available on our website at: https://bam.brookfield.com/news-events/press-releases.

The Company will host an earnings conference call and webcast to review its results and operations beginning at 11:00 a.m. (EST).

Participants can join by conference call or webcast:

Conference Call

  Please pre-register by conference call: https://register.vevent.com/register/BI0d45166c832a42d08c1cddeb5eedc4a9
  Upon registering, you will be emailed a dial-in number, and unique PIN. This process will bypass the operator and avoid the queue.

Webcast

  Please join and register by webcast: https://edge.media-server.com/mmc/p/vopgngea
  Replay of the event is available on the above webcast link for 90 days.

About Brookfield Asset Management

Brookfield Asset Management Ltd. (NYSE: BAM, TSX: BAM) is a leading global alternative asset manager with over $850 billion of assets under management across renewable power and transition, infrastructure, private equity, real estate, and credit. We invest client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. We offer a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. We draw on Brookfield’s heritage as an owner and operator to invest for value and generate strong returns for our clients, across economic cycles.

For more information, please visit our website at https://bam.brookfield.com or contact:

Communications & Media: Kerrie McHugh Hayes Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Jason Fooks Tel: (212) 417-2442 Email: jason.fooks@brookfield.com